Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Global Thermoelectric Inc. and

Quantum Fuel Systems Technologies Worldwide, Inc.

Press Release

Quantum Receives Agreement from a Major Shareholder in Global Thermoelectric to Support Transaction

Irvine, CA – June 2, 2003 – Quantum Fuel Systems Technologies Worldwide, Inc., (Nasdaq: QTWW) announced today that The K2 Principal Fund L.P., a Toronto-based institutional fund, has entered into a voting agreement with Quantum in which K2 agreed to vote its common shares of Global Thermoelectric, Inc. (Toronto Stock Exchange: GLE.TO) in favor of the proposed combination of Quantum and Global. K2 currently holds over 2 million shares of Global, representing approximately 7% of the outstanding common shares of Global. K2’s obligation to support the combination is subject to a number of conditions, including the absence of any superior acquisition proposal for Global. Quantum has filed the Voting Agreement with K2 under cover of Form 8-K.

David A. Heden, Vice President of the general partner of K2 said, “We believe that the Quantum combination, upon completion, will offer Global’s shareholders more value than any other alternative currently available to Global.”

As previously announced on April 9, 2003, Quantum and Global entered into an agreement to combine their companies in a share-for-share exchange. This transaction is expected to close in the third calendar quarter of 2003 subject to court approval, regulatory approvals and other customary closing conditions and subject to the timing of all such approvals.

Company profiles

Global Thermoelectric Inc. (www.globalte.com) is a leader in the development of solid oxide fuel cell (SOFC) products. Global is also a manufacturer and distributor of thermoelectric stationary power generators for use in remote locations. Global is developing fuel cell products that are compatible with natural gas or propane and is currently prototyping systems to address residential and remote applications. Global is listed on the Toronto Stock Exchange (stock symbol: GLE).

Quantum’s business focuses on three main areas: Transportation, Stationary Power, and Refueling Infrastructure. Quantum designs, manufactures, and supplies components and integrated fuel systems to original equipment manufacturers for use in alternative fuel vehicles, fuel cell applications, and hydrogen refueling systems. These fuel cell applications include transportation and industrial vehicles, and stationary and portable power generation. Quantum ‘s advanced fuel systems comprise the fuel storage, fuel metering, control, and injection of gaseous fuels to improve efficiency, enhance power output, and optimize emissions from fuel cell applications and internal combustion engines that operate on natural gas, propane, or hydrogen. Quantum’s customer base includes General Motors, Toyota, Opel, Hyundai, Suzuki, Ford, Sunline, Yamaha, and AeroVironment. Quantum is a member of the GM fuel cell alliance of fuel cell commercialization companies. More information about Quantum can be found on its web site at www.qtww.com.

Forward-looking statements:

Statements in this document regarding the proposed transaction between Quantum and Global and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either Quantum or Global constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the combination; the absence of any right of K2 to terminate the voting agreement; the ability of parties to obtain all requisite approvals; the satisfaction of certain conditions to closing of the combination, including the risk that shareholder and court approval might not be obtained in a timely manner or at all; the ability of the parties to successfully integrate Quantum’s and Global’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors and risks described in Quantum ‘s Preliminary Proxy Statement filed with the SEC on May 7, 2003, its Form 10-K for fiscal year ending April 30, 2002, and other documents filed with the Securities and Exchange Commission by Quantum. Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

The foregoing may be deemed to be offering materials of Quantum Fuel Systems Technologies Worldwide, Inc. in connection with Quantum’s proposed acquisition of the outstanding common shares of Global Thermoelectric Inc. on the terms and subject to the conditions in the Combination Agreement, dated as of April 8, 2003, between Quantum and Global. The Combination Agreement was previously filed by Quantum under cover of Form 8-K. Quantum has filed the Voting Agreement with K2 under cover of Form 8-K.

In connection with their proposed combination, Quantum and Global intend to file definitive joint proxy statement/management information circular (the “Joint Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF QUANTUM AND GLOBAL AND OTHER INVESTORS ARE

URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTUM, GLOBAL, THE TRANSACTION, THE PERSONS SOLICITING PROXIES IN THE TRANSACTION AND THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS.

After it is filed with the SEC, the definitive joint proxy statement will be available for free, both on the SEC’s web site at www.sec.gov and from Quantum by directing a written or oral request for copies to Cathy Johnston, Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine CA, 92614, telephone: (949) 399-4500.

In addition to the joint proxy statement, Quantum files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quantum at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Quantum’s filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s web site at http://www.sec.gov.

For further information, please contact:

Andy Abele

Director of Business Development

+1-949-399-4527

aabele@qtww.com

Cathy Johnston

Director of Communications

and Corporate Support

+1-949-399-4548

cjohnston@qtww.com

Dale Rasmussen

Investor Relations

+1-206-315-8242

drasmussen@qtww.com

©2003 Quantum Fuel Systems Technologies Worldwide, Inc.

Advanced Technology Center

17872 Cartwright Road, Irvine, CA 92614

Phone 949-399-4500 Fax 949-399-4600